VANCOUVER, BRITISH COLUMBIA-(Marketwire - Nov. 3, 2010) - Clifton Star Resources Inc. ("Clifton Star" or "the Company") (TSX VENTURE:CFO) (FRANKFURT:C3T) announces that its Board of Directors has approved in principle the adoption of a Shareholders' Rights Plan Agreement (the Rights Plan). The Rights Plan is being adopted to ensure the fair treatment of all Clifton Star shareholders in connection with any possible future take-over bids for the outstanding common shares of Clifton Star. The Rights Plan will provide shareholders with adequate time to properly evaluate and assess a take-over bid without facing undue pressure or coercion. The Rights Plan is similar to the plans adopted by other Canadian companies.

The Plan has not been adopted in response to, or in contemplation of any specific proposal to acquire control of Clifton Star. The Rights Plan also provides the Board with additional time to consider any take-over bid and, if applicable, to explore alternative transactions in order to maximize shareholder value. The Plan is not designed to prevent take-over bids that treat Clifton Star shareholders fairly. Pursuant to the terms of the Rights Plan, any bids that meet certain criteria intended to protect the interest of all shareholders are deemed to be "Permitted Bids". A Permitted Bid must be made by way of as take-over bid circular prepared in compliance with applicable securities laws and, in addition to certain conditions, must remain open for 60 days. In the event a take-over bid does not meet the Permitted Bid requirements of the Rights Plan, the rights issued under the plan will entitle shareholders, other than any shareholder or shareholders involved in the take-over bid to purchase additional common shares of Clifton Star at a significant discount to the market price of the common shares at that time.

The Rights Plan is subject to approval by the TSX Venture Exchange and will be presented for ratification by the shareholders at the Clifton Star annual meeting to be held in Vancouver at 2 pm PST on December 13th, 2010. If ratified by the shareholders, the Rights Plan will have a term of three years. The Rights Plan is also subject to execution of definitive agreements with the Company's transfer agent. The text of the Rights Plan will be included in the Management Proxy Circular that will be filed on SEDAR in the coming weeks and mailed to shareholders at that time.

Harry Miller, President and CEO

This news release may contain forward-looking statements which address future events and conditions and therefore involve inherent risk and uncertainties. Actual results may differ materially from these currently anticipated in such statements.

Clifton Star Resources Inc.

Harry Miller

President and CEO

425.453.0355
hmiller@cliftonstarresources.com
www.cliftonstarresources.com